Exhibit 99.1

Regulatory release

Three and six month periods ended June 30, 2005

Unaudited Condensed Interim Financial Report

Today, Royal Dutch Shell plc (“Royal Dutch Shell”) released the Unaudited Condensed Interim Financial Report for the three and six month periods ended June 30, 2005 of Royal Dutch Shell and its consolidated subsidiaries (collectively, the “Shell Group”). This report includes the unaudited condensed Consolidated Interim Financial Statements, including condensed notes, for the Shell Group on the same basis that such information was announced by press release on 28 July 2005.

Contact — Investor Relations
UK:	Gerard Paulides	+44 20 7934 6287
Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112
Contact — Media
UK, International:	Shell Media Contact	+44 20 7934 3505
The Netherlands:	Shell Media Contact	+31 70 377 8750